Exhibit 99.1

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE U.S.
NORTH AMERICAN ENERGY PARTNERS ANNOUNCES COMPLETION OF $40 MILLION OFFERING OF 5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
Edmonton, Alberta, March 15, 2017 - North American Energy Partners Inc. ("NAEP" or the "Company") (TSX/NYSE: NOA) is pleased to announce the closing of its previously announced offering (the "Offering") of 5.50% convertible unsecured subordinated debentures of the Company (the "Debentures") for aggregate gross proceeds of $40.0 million. A syndicate of underwriters (the "Underwriters") co-led by National Bank Financial Inc. and Canaccord Genuity Corp. and including BMO Capital Markets, CIBC Capital Markets, HSBC Securities (Canada) Inc. and Raymond James Ltd. acted as underwriters for the Offering. The Debentures commence trading on the TSX today under the symbol NOA.DB.
In connection with the Offering, the Company has also granted the Underwriters an over-allotment option to purchase up to an additional $6.0 million aggregate principal amount of Debentures, on the same terms and conditions of the Offering, exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering.
NAEP intends to use the net proceeds of the Offering for future growth opportunities and may use the net proceeds to temporarily repay amounts outstanding under the Company's revolving credit facility or to fund investment and acquisition opportunities.
The Debentures have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Finance and Information Technology
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

Since 1953  •  Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road, Edmonton, Alberta  T5S 0C2  Canada  Phone 780.960.7171
www.nacg.ca